UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2*)

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100	Page 2 of 7 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.1% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as reported by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (“Preferred Shares”) acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	Page 3 of 7 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.1% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as reported by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (“Preferred Shares”) acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	Page 4 of 7 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.1% (see Item 5)*
14.	Type of reporting person IN

* The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as reported by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (“Preferred Shares”) acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	Page 5 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended by Amendment No. 1 thereto filed on October 16, 2017 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

CUSIP No. 03879J100	Page 6 of 7 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 16,013,540 Common Shares owned directly by Roivant. Roivant’s bye-laws provide Dexxon and DPT, voting unanimously with three other major shareholders of Roivant, with the right to override certain decisions of Roivant’s board of directors, including with respect to dispositions of the Preferred Shares (the “Override Right”). Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares held by Roivant.

Following the Second Closing on January 12, 2018, Roivant beneficially owns 16,013,540, or 29.1%, of the Common Shares. Roivant will not beneficially own the Common Shares underlying the Preferred Shares until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6 of the Schedule 13D, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing (Ocotber 16, 2021), subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Amendment. Such percentage was calculated based on an aggregate of 55,068,662 Common Shares issued and outstanding as of January 11, 2018, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 Preferred Shares acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant's option). Therefore, the Common Shares underlying such Preferred Shares are not deemed beneficially owned, as described in this Item 5(a).

Except as disclosed in this Amendment, each Reporting Person does not have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Each of the Reporting Persons disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

On January 12, 2018, following the requisite approval of the shareholders of the Issuer at a shareholders meeting held on January 11, 2018 and satisfaction of the applicable closing conditions at the Second Closing on January 12, 2018, Roivant acquired an additional 664,000 Preferred Shares for an aggregate purchase price of $66.4 million pursuant to the Subscription Agreement (“the Second Closing”).

CUSIP No. 03879J100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer